SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Salem Corporation
________________________________________________________________
(Name of Issuer)

Common Stock, $0.50 par value
________________________________________________________________
(Title of Class of Securities)

79409910
________________________________________________________________
(CUSIP Number)

Richard H. Rowe
1233 - 20th Street, N.W., Washington, D.C.  20036  (202) 416-6820
________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 26, 1995
________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       Page 1 of 15 Pages
CUSIP No. 79409910  13D  Page 2 of 15 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     George H. Heyman, Jr., as Voting Trustee

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                       (b)
3    SEC USE ONLY

4    SOURCE OF FUND*

          NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS   2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

          917,633

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  917,633

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  49.2%

14   TYPE OF REPORTING PERSON*

          IN











               This Amendment amends Items 4 and 5

Item 1.  Security and Issuer

          Common Stock, $0.50 par value
          ("Common Stock")
          Salem Corporation
          (the "Company")
          Box 2222
          Pittsburgh, PA  15230

Item 2.  Identity and Background

     (a)       George H. Heyman, Jr., as Voting Trustee

     (b)       625 Madison Avenue
               New York, New York  10022

     (c)       Advisory Director
               Lehman Brothers
               625 Madison Avenue
               New York, New York  10022

     (d)(e)    Mr. Heyman has not been the subject
               of any of the types of legal
               proceedings specified in Items 2(d)
               and (e).

Item 3.   Source and Amount of Funds or Other Consideration

          See Response to Item 4.

Item 4.   Purpose of Transaction

               Under the Final Judgment of the court
          (the "Court"), dated December 29, 1993 (the
          "Final Judgment"), as to Defendants Victor
          Posner and Steven Posner in Securities and
          Exchange Commission v. Drexel Burnham
          Lambert, Inc., et al., 88 Civ. 6209 (MP)
          (S.D.N.Y.), Mr. Heyman was appointed as
          trustee ("Trustee") under a voting trust
          (the "Trust") for all voting securities
          owned, directly or indirectly, by Victor
          Posner and Steven Posner in any company they control (as that term is defined in 17 C.F.R.
          S 240.12b-2), either individually or jointly with others, that has a class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (a
          "Reporting Company").  The Declaration of
          Trust (the "Declaration") for that voting trust was incorporated by reference in and its term were made a part of, the Trust Order
          (the "Trust Order") issued in that civil action on March 2, 1994. On March 28, 1994 stock certificates for 690,462 shares of Common Stock were delivered to the custodian for the Trustee (the "Custodian") on behalf of Victor Posner. Prior to April 6, 1994, the Custodian was advised by a representative of Mr. Posner that certificates for 224,266 additional shares of Common Stock were to be delivered to the Custodian on behalf of Mr. Posner and the Custodian was advised further that replacements for lost certificates for 2900 additional shares of Common Stock would be delivered to the Custodian on behalf of Mr. Posner. As of June 24, 1994, Voting Trust Certificates had been issued for 914,733 shares of Common
          Stock deposited in the Voting Trust.
          Subsequently, the replacement certificates for the 2900 shares of common stock were received by the Custodian. (The foregoing shares of Common Stock are referred to herein as the "Shares"). Based on information reported in the Company's Proxy Statement for its 1995 Annual Meeting of Shareholder, the
          Trustee believes that the Shares represent
          49.2% of the outstanding 1,864,882 shares of Common Stock as of March 31, 1995.

          The Trustee was advised that the record date for determining the holders of Common Stock entitled to vote at the annual meeting of the Company scheduled to be held on April 26, 1994, had been set for March 29, 1994, and that none of the Shares were registered in the name of Custodian as of that record date.
          Accordingly, by letter dated April 4, 1994, the Trustee requested that Mr. Posner furnish the Custodian with proxies for the Shares.

          On April 11, 1994, counsel to the Company advised that only the Trustee would be permitted to vote the Shares. By letter dated April 15, 1994, the Trustee instructed the Salem Corporation inspectors of election to vote the Shares as required under the Trust Order.

          The Trustee caused the Shares to be voted in accordance with the proportionate voting provisions of the Declaration, described below, at the Annual Meeting of the shareholders of Salem held on May 2, 1995.

          Under paragraph 5 of the Declaration, except as otherwise provided therein, in respect of any proposal other than the election of directors submitted by a Reporting Company whose securities are subject to the Trust to the holders of such securities or submitted by a third party for their vote, written consent in lieu of a meeting of shareholders
          ("Consent") or authorization, the Trustee shall instruct the Custodian to vote the securities or give or withhold Consents or authorization in proportion to the votes, Consents or authorizations of the other holders of such securities who cast votes for or against the proposal or give or withhold
          Consents or authorizations for such proposal.
          For example, if 51% of the votes cast by the other holders of Common Stock are for the proposal and 49% are against, the Custodian shall be instructed to vote 51% of the Shares for the proposal and 49% of the Shares against the proposal. However, the Trustee, in his sole discretion, upon consideration of the purposes of the Final Judgment, as reflected in the Opinion and Findings (in part) in 88 Civ. 6209 (MP), dated December 1,
          1993, and the Supplemental Findings of Fact and Conclusions of Law in that case, of the same date, and the Trust Order (collectively, the "Orders"), on 10 days advance written notice ("Notice") to the Court, the Securities Exchange Commission and the holders of voting trust certificates, unless otherwise ordered by the Court, may, but is in no manner obligated to, depart from the proportionate voting provisions of paragraph
          5 in any manner he deems necessary to act in accordance with those purposes.

          By letter dated June 26, 1995 the Trustee advised the Court and counsel to the Securities and Exchange Commission and to Victor Posner that, based upon the Trustee's consideration of both the letter and spirit of the Orders, should a proposal for a cash merger be submitted to the shareholders of Salem for their approval, the Trustee, as permitted by the Trust Order, with appropriate notice to the Court and the parties, in the circumstances described in the letter, probably would depart from the proportionate voting provisions of the
          Declaration. The Trustee also suggested a meeting withthe Court and the parties to discuss the foregoing. A copy of the letter is attached to the Schedule as an Exhibit
          (b).

          Election of directors. Subject to the above, in the election of directors where cumulative voting is not provided for, the Trustee shall instruct the Custodian to vote or furnish
          Consents with respect to, the securities in the same proportion for each nominee as the other holders of the securities present in person or by proxy at the meeting and entitled to vote on the election of directors vote or give Consents for the election of directors.

          Cumulative Voting. Where cumulative voting is permitted in the election of the directors, the Trustee, subject to the above, shall instruct the Custodian, to the greatest extent possible, to vote the securities or provide Consents in proportion to the votes cast or Consents provided for those nominees equal in number to the number of vacancies on the board of directors to be filled by the election who would have been elected had the Custodian not voted the securities.

          In the election of directors, holders of Common Stock have cumulative voting rights.

          The provisions of paragraph 5 apply
          regardless of whether any matter submitted to holders of securities is contested and, subject to further order of the Court, regardless of whether persons other than holders of voting trust certificates are identified to the Trustee as purportedly sharing beneficial ownership or having an economic interest in any securities held in the Trust. Securities shall be voted by the Custodian in a manner that assures securities are present at the meeting for quorum purposes and that proportionate voting of such securities is effective and the Custodian shall provide any Consents or authorizations with respect to such securities in a manner and form that assures the proportionality of such Consent or authorization in accordance with the provision of paragraph 5.

          Subject to the above, the Trustee or the Custodian, as the case may be, may vote securities or execute written Consents or authorizations with respect to such securities by any means authorized by applicable law or the governing instruments of the issuer of the securities, including voting in person by its designated agent or by proxy to any other person or persons or to his or their substitute or substitutes, provided that no such person or substitute may be an affiliate or associate of a holder of voting trust certificates, the issuer of the securities or any person submitting a proposal for the vote, Consent or authorization of the holders of such securities, and provided further that any such person may only vote or provide a Consent or authorization in accordance with specific instructions given by Trustee.

          The Trustee's actions with respect to the Shares are governed by the Declaration and, except as indicated herein, the Trustee has no plans or proposals that would result in any of the events enumerated in paragraphs
          (a) through (j) of Item 4.

          Under the Declaration, Victor Posner remains entitled to dividends and distributions on the Shares, provided that any dividends or distributions of voting securities of the Company would be subject to the Trust and would be voted by the Trustee in accordance with the provisions of paragraph 5 of the Declaration.

          Under paragraph 7 of the Declaration, Victor
          Posner may transfer the voting trust
          certificates representing the Shares and he may dispose of, pledge or transfer the Shares in accordance with the terms of paragraph 8 of the Declaration. The terms of paragraph 8 prohibit sales, transfers or pledges of Shares to affiliates (as those terms are defined in 17 C.F.R. S 240.12b-2) or associates (as that term is defined in 17
          C.F.R. S 240.12b-2) of Victor Posner or to any person that has an agreement, arrangement, or understanding with Victor
          Posner with respect to acquiring, holding, voting or disposing of such Shares. Shares disposed of or transfered in accordance with paragraph 8 will no longer be subject to the Trust.

          The Trust will terminate as to the Shares upon the Company no longer being a Reporting
          Company or, as to Victor Posner and the
          Shares, upon his death.

Item 5.   Interest in Securities of the Issuer

               See response to Item 4.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

               See response to Item 4.

Item 7.   Material to Be Filed as Exhibits

          (a)  Declaration of Voting Trust, pursuant to
               Trust Order dated March 2, 1994, entered by the United States District Court,
               Southern District of New York in
               Securities Exchange Commission v. Drexel
               Burnham Lambert Inc., et al., 88 Civ.
               6209 (MP)

          (b)  Letter of Trustee regarding
               Proportionate Voting Provisions of
               Paragraph 5 of the Declaration of Trust




















Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement, as amended, is true, complete and correct.

Date:     June 26, 1995


Signature:   [George H. Heyman, Jr.]

Name/Title:  George H. Heyman, Jr.,
             as Voting Trustee
UNITED STATES DISTRICT COURT FOR
THE SOUTHERN DISTRICT OF NEW YORK
___________________________________
                                   )
SECURITIES AND EXCHANGE COMMISSION )
                                   )
                    Plaintiff,     )
                                   )
               v.                  )    88 Civ. 6209 (MP)
                                   )    LETTER OF TRUSTEE
DREXEL BURNHAM LAMBERT INC., et al.)    REGARDING VOTING
                                   )    PROVISIONS OF PARAGRAPH 5
                    Defendants.    )    OF THE DECLARATION OF
TRUST
___________________________________)


     To the Clerk of Court:

          Please docket and file the attached letter and its enclosure.

Dated:


                              _________________________________
                              Richard H. Rowe
                              Counsel to the Voting Trustee
                              PROSKAUER ROSE GOETZ & MENDELSOHN
                              Suite 800
                              1233 Twentieth Street, N.W.
                              Washington, D.C.  20036-2396
                              (202) 416-6820

cc:  Barry R. Goldsmith, Esq.
     Chief Litigation Counsel
     SECURITIES AND EXCHANGE
       COMMISSION
     450 Fifth Street, N.W.
     Washington, D.C.  20549

     Jay P. Lefkowitz, Esq.
     KIRKLAND & ELLIS
     655 Fifteenth Street, N.W.
     Washington, D.C.  20005
     (202) 879-5914
     Attorney for Defendant
     Victor Posner











                          June 26, 1995



BY HAND DELIVERY

The Honorable Milton Pollack
Senior United States District Judge
United States District Court
  for the Southern District
  of New York
Room 2102
United States Court House
Foley Square
New York, New York  10007-2398

          Re:  SEC v. Posner
               88 Civ. 6209 (MP)

Dear Judge Pollack:

          As you are aware, the first proviso to paragraph 5 of the Declaration Trust under the Trust Order dated March 2, 1994, permits me, as Voting Trustee, in my sole discretion, upon consideration of the purposes of the Final Judgment, as reflected in the Opinion and Findings (in part), dated December 1, 1993, the Supplemental Findings of Fact and Conclusions of Law of the same date and the Trust Order, (collectively, the "Orders") to depart from the proportionate voting provisions of paragraph 5 on 10 days (the "Notice Period") advance written notice to the Court, the Securities and Exchange Commission ("SEC") and the holders of voting trust certificates for the Trust Securities at issue, unless otherwise ordered by the Court.

          This letter is to advise you and the parties that, if an agreement and plan of merger is submitted to the shareholders of Salem Corporation ("Salem") for their approval, I, in all likelihood, will submit such a notice. Of course, I cannot make a final determination of my position until I and my counsel have had an opportunity to review and consider a specific proposed transaction and the position of the holder of the Voting Trust Certificates as to a proposed merger.

          There are 917,628 shares (the "Trust Shares") of the
Common Stock, $0.50 ("Common Stock") of Salem held in the Voting
Trust.  Victor Posner holds the Voting Trust Certificates for the
Trust Shares.

          I understand that the applicable Pennsylvania law requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote to approve a merger. Based on Salem's Proxy Statement soliciting proxies for its 1995 annual meeting, the Trust Shares represent 49.2% of the outstanding Common Stock.

          Under paragraph VIII of the Final Judgment, Victor Posner retains rights to sell, pledge or transfer his shares of Salem Common Stock, but not the right to vote those shares, which are subject to the Voting Trust. See also, SEC v. Drexel Burnham Lambert, Inc., 837 F. Supp. 587, 616 (S.D.N.Y. 1993). Those
rights are provided for in the Declaration of Trust under the Trust Order. See Declaration of Trust, paragraphs 6 (dividends and stock splits), 7 (Transfer of Voting Trust Certificates) and 8 (Disposition of Trust Securities).

          Thus, under the Orders, Mr. Posner is entitled to the economic benefits of ownership of the Shares. The Court has stated that "[b]ecause the Posners own controlling interests in the public companies of which they are officers and directors, an order barring them from serving in those capacities will not necessarily prevent them from using such companies as vehicles for future violations. Placing the shares they own in such companies in a voting trust will divest them of control, and thereby give added assurance of compliance, without depriving them of the economic value of their shares." 837 F. Supp. at 615.

          Counsel for Salem, counsel for the ad hoc committee of the Board of Directors of Salem (the "Independent Committee"), appointed to establish a fair process with respect to the evaluation of any offer to acquire the Company received from third parties, and counsel for the SEC all have expressed a strong desire to be advised as to my position on voting the Trust Shares should a merger proposal be submitted to the shareholders of Salem for their approval. Obviously, my position also would be of interest to persons desiring to submit merger proposals to Salem and could affect the manner in which they do so and perhaps the terms of any proposal.




          Counsel to the Independent Committee have provided my counsel with a form of an agreement and plan of merger containing general terms (the "Form Agreement") that has been furnished to prospective purchasers and that, presumably, the Independent Committee would be prepared to recommend to the Salem Board of Directors. The Form Agreement does not relate to any specific proposal.

          While, as I have indicated, I am not in a position to make a final determination and I have neither the authority nor the desire to become involved in negotiating the terms of any transaction, I am prepared to give an indication of how I probably would vote the Trust Shares on a merger proposal, subject to being otherwise directed by the Court.

          In the Form Agreement furnished to me, the merger is structured as a "cash" merger preceded by a tender offer. The economic impact on Mr. Posner and the other Salem shareholders of such a cash merger would be difficult to distinguish from that of a straight cash tender offer, conditioned on a tender of over 51% of the outstanding shares. In such circumstances, Mr. Posner could instruct me, as Voting Trustee, to tender the Trust Shares, as that would be a permissible "sale", and assure the success of the tender offer as a practical matter, regardless of the positions of the majority of the other shareholders.

          Conversely, Mr. Posner could determine to instruct me not to tender his shares. In that case, I would have no authority to tender them. As a practical matter, this would defeat the tender offer.

          I do not believe, that the Court intended that the proportionate voting provisions of the Trust Order should operate to deprive Mr. Posner of the economic benefit of being able to make such determinations, merely due to a difference in the legal form of the transaction.






          Accordingly, assuming that Mr. Posner does not have any interest in the acquiring person, or any other interest in the merger, other than as a shareholder, of which I am made aware, I probably would ascertain Mr. Posner's position as to the merger and vote the Trust Shares in accordance with this position, unless instructed otherwise by the Court.

          Should Mr. Posner be in favor of the merger, voting the Shares in favor of the merger probably would assure its success and, as a practical matter, will also further the purpose of the Orders by eliminating Mr. Posner's interest in and any possible influence over, Salem as a public company.

          While a vote of the Shares against the merger would result in depriving the shareholders of Salem other than Mr. Posner of an opportunity to receive the Merger consideration, the purpose of the Voting Trust under the Orders is to provide added assurance of compliance by Mr. Posner with the Orders and not to deprive him of the economic value of his shares. Were it not for the Trust Order, Mr. Posner, as a shareholder, with no other interest in the transaction, generally could vote his shares as he sees his economic interest as a large shareholder, regardless of the wishes of the other shareholders of Salem.

          In indicating my probable course in exercising my discretion under paragraph 5 of the Declaration of Trust, I have considered only the purposes of the Orders, the standard imposed under that paragraph, the other provisions of the Declaration of Trust and the advice of my counsel with respect thereto. I do not intend to make any determination as to whether the terms of any merger are fair, in any sense, to Mr. Posner or any other Salem shareholder, nor, I am advised, am I required to make any such determination. That is a determination for them to make.

          I am providing copies of this letter to counsel for the Securities and Exchange Commission and Mr. Posner. As I understand from my counsel, counsel for the Securities and Exchange Commission has a different view of the provisions of the Trust Order than the views expressed in this letter, I believe it may be appropriate for me and my Counsel to meet with you and counsel to the parties to discuss this matter. I am available this week at your convenience. There is some urgency in resolving this matter, as I understand Salem has requested proposals be submitted to it by interested parties by noon on June 30, 1995.

          I have on the date hereof filed via EDGAR with the Securities Exchange Commission and mailed to Salem Corporation and the American Stock Exchange an amendment to my Statement on
Schedule 13D with respect to the Shares to disclose the substance of this letter. A hard copy of that amendment is enclosed for your information.

                         Respectfully submitted,




                         George H. Heyman, Jr.
                         Voting Trustee under the
                         Trust Order, dated
                         March 2, 1994

Enclosure:     (Amendment No. 1 to Schedule 13D filed with the
               Securities and Exchange Commission)